EXHIBIT 99.1

CORAL GOLD RESOURCES LTD.
(an Exploration Stage Company)

Condensed Consolidated Interim Financial Statements

For the three months ended April 30, 2012 and 2011

(Expressed in Canadian Dollars)

(Unaudited)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The condensed consolidated interim financial statements condensed consolidated interim financial statements of Coral Gold Resources Ltd. (the “Company”) are the responsibility of the Company’s management. The condensed consolidated interim financial statements are prepared in accordance with International Financial Reporting Standards and reflect management’s best estimates and judgment based on information currently available.

Management has developed and is maintaining a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Board of Directors reviews the results of the condensed consolidated interim financial statements prior to approval.

The Company’s consolidated financial position as at April 30, 2012, and 2011 and for the periods then ended have not been reviewed or audited.

“David Wolfin”	“Malcolm Davidson”
David Wolfin	Malcolm Davidson
President & CEO	Chief Financial Officer

June 28, 2012	June 28, 2012

CORAL GOLD RESOURCES LTD.
Condensed Consolidated Interim Statements of Financial Position
(Expressed in Canadian dollars)
(Unaudited)

	Note	April 30, 2012	January 31, 2012

ASSETS
Current assets
Cash and cash equivalents		$875,314	$1,314,494
Other amounts receivable		47,140	29,912
Prepaid expenses		15,319	5,653
		937,773	1,350,059

Exploration and Evaluation Assets	5	18,208,466	17,893,018
Property and Equipment	6	107,745	108,207
Investments in Related Companies	7	651,385	961,006
Advances Receivable from a Related Party	11b	26,517	26,916
Reclamation Bonds	8	411,192	417,393
Total Assets		$20,343,078	$20,756,599

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$203,775	$145,801
Advances payable to related parties	11c	32,370	37,625
		236,145	183,426

Reclamation Provision	12	175,579	175,529
Deferred Tax Liability		2,387,093	2,360,965
Total liabilities		2,798,817	2,719,920

EQUITY
Share Capital	9	43,954,422	43,954,422
Equity Reserves		2,902,610	2,380,998
Accumulated Other Comprehensive Income		422,358	731,979
Accumulated Deficit		(29,745,449)	(29,041,040)
Equity Attributable to Equity Holders of the Company		17,533,942	18,026,359
Equity Attributable to Non-Controlling Interests		10,320	10,320
Total Equity		17,544,291	18,036,679
Total Liabilities and Equity		$20,343,078	$20,756,599

Approved by the Board of Directors:

/s/ Louis Wolfin	Director	/s/ Gary Robertson	Director

The accompanying notes are an integral part of the condensed consolidated interim financial statements

CORAL GOLD RESOURCES LTD.
Condensed Consolidated Interim Statements of Operations and Comprehensive Loss
For the three months ended April 30, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

	Note	2012	2011

Operating and Administrative Expenses
Consulting fees		$3,000	$42,522
Depreciation		462	404
Directors’ fees		3,000	3,000
Finance costs	12	2,658	2,528
Investor relations and shareholder information		38,179	35,370
Legal and accounting		1,112	425
Listing and filing fees		6,080	5,470
Management fees		26,250	26,250
Office and miscellaneous		20,099	12,095
Salaries and benefits		46,520	39,035
Share-based payments	10	555,112	43,054
Travel		7,420	9,853
		709,892	220,006

Loss before other items		(709,892)	(220,006)

Other Income (Expenses)
Interest and other income		2,704	7,360
Foreign exchange gain (loss)		(30,721)	66,731
NET LOSS		(737,909)	(145,915)

Other Comprehensive Income (Loss)
Unrealized gain (loss) on investment in securities, net of tax	7	(309,621)	828,999
COMPREHENSIVE INCOME (LOSS) FOR PERIOD		$(1,047,530)	$683,084

Loss per Share - Basic and Diluted		$(0.02)	$(0.00)

Weighted Average Number of Common Shares Outstanding		33,483,649	33,253,025

The accompanying notes are an integral part of the condensed consolidated interim financial statements

CORAL GOLD RESOURCES LTD.
Condensed Consolidated Interim Statements of Changes in Equity
(Expressed in Canadian dollars)
(Unaudited)

				Reserves
	Note	Number of Common Shares	Share Capital Amount	Equity Settled Employee Benefits	Reserve for Warrants	Total Equity Reserves	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Equity
Balance, January 31, 2011		32,949,391	$43,389,425	$1,792,159	$1,457,481	$3,249,640	$1,062,321	$(29,072,412)	$18,628,974
Common shares issued for cash:
Exercise of options	9b	519,258	389,444	-	-	-	-	-	389,444
Exercise of warrants		85,000	44,450						44,450
Share-based payments	10	-	-	43,054	-	43,054	-	-	43,054
Transfer of reserve on exercise of options and warrants	9b	-	122,857	(34,130)	(88,727)	(122,857)	-	-	-
Transfer of expired options and warrants		-	-	(4,685)	(2,154)	(6,839)	-	6,839	-
Unrealized gain on investment in securities, net of tax	7	-	-	-	-	-	828,999	-	828,999
Net loss for the period		-	-	-	-	-	-	(145,915)	(145,915)
Balance, April 30, 2011		33,553,649	$43,946,176	$1,796,398	$1,366,600	$3,162,998	$1,891,320	$(29,211,488)	$19,789,006

Balance, January 31, 2012		33,563,649	$43,954,422	$1,012,245	$1,368,753	$2,380,998	$731,979	$(29,041,040)	$18,026,359
Common shares issued for cash:
Exercise of options		-	-	-	-		-	-	-
Exercise of warrants		-	-	-	-	-	-	-	-
Transfer of reserve on exercise of options and warrants		-	-	-	-	-	-	-	-
Share-based payments		-	-	555,112	-	555,112	-	-	555,112
Transfer of expired options and warrants		-	-	(33,500)	-	(33,500)	-	33,500	-
Unrealized loss on investment in securities, net of tax	7	-	-	-	-	-	(309,621)	-	(309,621)
Net loss for the period		-	-	-	-		-	(737,909)	(737,909)
Balance, April 30, 2012		33,563,649	$43,954,422	$1,533,857	$1,368,753	$2,902,610	$422,358	$(29,745,449)	$17,534,941

The accompanying notes are an integral part of the condensed consolidated interim financial statements

CORAL GOLD RESOURCES LTD
Condensed Consolidated Interim Statements of Cash Flows
For the three months ended April 30, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

	Note	2012	2011

CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Net loss		$(737,909)	$(145,915)
Adjustments for non-cash items:
Depreciation		462	404
Share-based payments		555,112	43,054
Foreign exchange loss (gain)		29,236	(67,018)
Finance costs		2,658	2,528

		(150,441)	(166,947)
Net change in non-cash working capital	16	(186,079)	(71,992)

		(336,520)	(238,939)

INVESTING ACTIVITIES
Expenditures on exploration and evaluation assets		(103,145)	(139,283)
Purchase of property and equipment		-	-
Increase in reclamation bond		-	-

		(103,145)	(139,283)

FINANCING ACTIVITIES
Issuance of shares for cash, net		-	433,894

Effect of exchange rate fluctuations on cash and equivalents		485	(51)

Net (decrease) increase in cash and equivalents		(439,180)	55,621
Cash and cash equivalents, beginning of period		1,314,494	2,695,864

Cash and cash equivalents, end of period		$875,314	2,751,485

SUPPLEMENTARY CASH FLOW DISCLOSURES
Cash paid during the period for:
Interest expense		$-	$-
Income taxes		$-	$-
Expenditures on exploration and evaluation assets included in accounts payable and accrued liabilities		$145,995	$69,887

The accompanying notes are an integral part of the condensed consolidated interim financial statements

CORAL GOLD RESOURCES LTD
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended April 30, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Coral Gold Resources Ltd. (the “Company”) was incorporated in 1988 under the Company Act of British Columbia and is primarily involved in the exploration and development of its exploration and evaluation assets. The Company’s head office and principal place of business is Suite 900, 570 Granville Street, Vancouver, BC, Canada.

These condensed consolidated interim financial statements are prepared on a going concern basis, which contemplates that the Company will continue to realize its assets and discharge its liabilities in the normal course of business.  Accordingly, these condensed consolidated interim financial statements do not give effect to any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration and evaluation assets and the Company's ability to continue as a going concern is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing.

At April 30, 2012, the Company had working capital of $701,628 (January 31, 2012 - $1,166,633) and an accumulated deficit of $29,745,449 (January 31, 2012 - $29,041,040). Management believes the Company has sufficient funds to meet its liabilities for the ensuing year as they fall due, and to fund payments for administration, ongoing commitments and current planned exploration programs.

2.	BASIS OF PRESENTATION

Statement of compliance

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and the Interpretations of the IFRS Interpretations Committee (“IFRIC”) and using the accounting policies consistent with those in the audited consolidated financial statements as at and for the year ended January 31, 2012, except as otherwise noted. These condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements as at and for the year ended January 31, 2012.

Basis of presentation

These condensed consolidated interim financial statements are expressed in Canadian dollars, the Company’s functional currency, and have been prepared on a historical cost basis, except for financial instruments that have been measured at fair value.  In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting.  The accounting policies in Note 3 of the Company’s audited consolidated financial statements as at the and for the year ended January 31, 2012 have been applied consistently to all periods presented in these condensed consolidated interim financial statements.

Approval of the condensed consolidated interim financial statements

These condensed consolidated interim financial statements were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on June 28, 2012.

CORAL GOLD RESOURCES LTD
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended April 30, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

2.	BASIS OF PRESENTATION (continued)

Foreign Currency Translation

The functional and reporting currency of the Company and its subsidiaries is the Canadian dollar.  Transactions in currencies other than the Company’s functional currency are recorded at the rates of exchange prevailing on the dates of the transactions. At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date of the consolidated statement of financial position.  Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.  Foreign currency translation differences are recognized in net loss for the year.

Significant Accounting Judgements and Estimates

The preparation of these condensed consolidated interim financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these estimates.  The condensed consolidated interim financial statements include estimates which, by their nature, are uncertain.  The impacts of such estimates are pervasive throughout the condensed consolidated interim financial statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and may affect both the period of revision and future periods.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

•	the recoverability of amounts receivable, which are included in the consolidated statements of financial position;
•	the carrying value and recoverable amount of exploration and evaluation assets;
•	the estimated useful lives of property and equipment;
•	the recognition and measurement of deferred tax assets and liabilities;
•	the provisions for estimated reclamation provisions and environmental obligations; and
•	determination of the assumptions used in the calculation of share-based payments expense.

3.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The condensed consolidated interim financial statements include the accounts of the Company and its US subsidiaries.

	Ownership Interest	Jurisdiction	Nature of Operations
Coral Resources, Inc.	100%	California, USA	Exploration Company
Coral Energy Corporation	100%	California, USA	Holding Company
Marcus Corporation	98.49%	Nevada, USA	Holding Company

CORAL GOLD RESOURCES LTD
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended April 30, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

3.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Basis of Consolidation (continued)

Intercompany balances and transactions, including unrealized income and expenses arising from intercompany transactions are eliminated in preparing the condensed consolidated interim financial statements.

4.	RECENT ACCOUNTING PRONOUNCEMENTS

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB or the International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods beginning after February 1, 2012, or later periods. Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below.

New accounting standards effective February 1, 2012

Amendments to IFRS 7 Financial Instruments: Disclosures - In October 2010, the IASB issued amendments to IFRS 7 that improve the disclosure requirements in relation to transferred financial assets. The amendments are effective for annual periods beginning on or after July 1, 2011, with early adoption permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

IAS 12 Income Taxes - In December 2010, the IASB issued an amendment to International Accounting Standard (”IAS”) 12 that provides a practical solution to determining the recovery of investment properties as it relates to the accounting for deferred income taxes. This amendment is effective for annual periods beginning on or after July 1, 2011, with early adoption permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

New accounting standards effective February 1, 2013

IFRS 10 Consolidated Financial Statements - IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation - Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

IFRS 11 Joint Arrangements - IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities - Non-monetary Contributions by Venturers.

IFRS 12 Disclosure of Interests in Other Entities - IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities.

IFRS 13 Fair Value Measurement - IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

CORAL GOLD RESOURCES LTD
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended April 30, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

4.	RECENT ACCOUNTING PRONOUNCEMENTS (continued)

New accounting standards and interpretations not yet adopted (continued)

New accounting standards effective February 1, 2013 (continued)

Amendments to IAS 1 Presentation of Financial Statements - The IASB has amended IAS 1 to require entities to separate items presented in other comprehensive income (“OCI”) into two groups, based on whether or not items may be reclassified into profit or loss in the future. Entities that choose to present OCI items before tax will be required to show the amount of tax related to the two groups separately.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine - IFRIC 20 addresses the accounting for overburden waste removal (stripping) costs in the production phase of a surface mine. Stripping activity may result in two types of benefits: (i) inventory produced and (ii) improved access to ore that will be mined in the future. Stripping costs associated with inventory production should be accounted for as a current production cost in accordance with IAS 2 Inventories, and those associated with improved access to ore should be accounted for as an addition to, or enhancement of, an existing asset.

Amendments to other standards - In addition, there have been other amendments to existing standards, including IAS 27 Separate Financial Statements and IAS 28 Investments in Associates and Joint Ventures. IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to IFRS 13.

Each of the new standards, IFRS 10 to 13, IFRIC 20 and the amendments to other standards, is effective for the Company beginning on February 1, 2013 with early adoption permitted. The Company has not yet begun the process of assessing the impact that the new standards will have on its consolidated financial statements or whether to early-adopt any of the new requirements.

IFRS 9 Financial Instruments - IFRS 9 was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 Financial Instruments – Recognition and Measurement for debt instruments with a new mixed measurement model having only two categories: amortized cost and FVTPL. IFRS 9 also replaces the models for measuring equity instruments and such instruments are either recognized at FVTPL or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent not clearly representing a return of investment; however, others gains and losses (including impairments) associated with such instruments remain in accumulated OCI indefinitely.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, except that fair value changes due to credit risk for liabilities designated at FVTPL would generally be recorded in other comprehensive income.

IFRS 9 is effective for the Company beginning on February 1, 2015 with early adoption permitted. The Company has not yet begun the process of assessing the impact that the new and amended standards will have on its consolidated financial statements or whether to early-adopt any of the new requirements.

CORAL GOLD RESOURCES LTD
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended April 30, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

5.	EXPLORATION AND EVALUATION ASSETS The Company has accumulated the following acquisition and exploration expenditures:

	Robertson Property	Ruf and Norma Sass Claims	Other	Total

Balance, January 31, 2011	16,723,364	34,863	3	16,758,230

Exploration costs during year:
Assays	85,025	-	-	85,025
Consulting	804,056	-	-	804,056
Drilling	4,515	-	-	4,515
Lease payments	105,304	-	-	105,304
Mapping	22,401	-	-	22,401
Taxes, licenses and permits	92,629	5,7701	-	98,399
Water analysis	574	-	-	574
Reclamation provision	14,514	-	-	14,514

Balance, January 31, 2012	$17,852,382	$40,633	$3	$17,893,018

Exploration costs during year:
Assays	8,523	-	-	8,523
Consulting	107,499	-	-	107,499
Drilling	123,376	-	-	123,376
Lease payments	74,486	-	-	74,486
Mapping	642	-	-	642
Taxes, licenses and permits	1,922	-	-	1,922

Balance, April 30, 2012	$18,167,830	$40,633	$3	$18,208,466

a)
Robertson Property

The Company has certain interests in 803 patented and unpatented lode mining claims located in the Bullion Mining District, Lander County, Nevada, subject to net smelter returns (“NSR”) on production ranging from 4% to 10%, and which certain leases provide for advanced royalty payments. The Robertson group is comprised of three claim groups known as the Core claims, the Carve-out claims and the Ruf claims.

(i)
Core Claims – 100% interest

The Company holds an undivided interest in 561 patented and unpatented lode mining claims. The Company owns outright 485 of these claims of which 39 unpatented lode claims and two placer claims are owned by the Company’s 98.49% owned subsidiary, Marcus Corporation.

CORAL GOLD RESOURCES LTD
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended April 30, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

5.	EXPLORATION AND EVALUATION ASSETS (continued)

a)	Robertson Property (continued)

(i)	Core Claims – 100% interest (continued) The remaining 76 claims are leased by the Company as follows:

(a)
June Claims

The Company entered a mineral lease and option-to-purchase agreement granting it the exclusive rights to explore, develop and exploit six lode mining claims, which form part of the core area of the Robertson Property.  The agreement is for an initial term of four years expiring March 22, 2012 in consideration of the payment of an annual rent of US$25,000, renewable in successive four-year terms, provided that the rent will increase by US$5,000 every four years. The agreement was renewed in March 2012.

The property is subject to a 3% NSR royalty, subject to the Company’s exclusive right to purchase the NSR for US$1,000,000 per percentage point.  The Company also has the exclusive right to purchase the property, subject to the NSR, for US$1,000,000.

(b)	Blue Ridge Claims

The Company assumed a mineral lease agreement dated March 1, 1992 relating to nine mineral claims, which form part of the core area of the Robertson Property. The original lease agreement bears an initial term of 20 years with the possibility to extend the term if the Company is actively exploring, developing or mining the property. These claims are subject to a 5% NSR. In order to maintain the lease the Company must pay minimum advanced royalty payments of US$1,800 per month during the term of the lease.

(c)	Chachas/Moore Lease

The Company assumed an option-to-purchase agreement dated November 30, 1975 related to 13 mineral claims, which form part of the core area of the Robertson Property. The total purchase price of the claims is US$2,000,000, which is payable in installments of US$1,000 per month until paid in full.

The property is subject to an 8% NSR. Any NSR royalty payments paid to the lessors are credited against the minimum monthly payments for a period equal to the value of the royalties paid at a rate of US$1,000 per month.

(d)	Blue Nugget, Lander Ranch and Norma Sass Claims

The Company entered a mineral lease and option-to-purchase agreement with respect to nine Blue Nugget claims, 27 Lander Ranch claims, 24 Norma claims and 11 Sass claims of which the Blue Nugget and Lander Ranch claims form part of the core area of the Robertson Property and the Norma and Sass claims form part of the Norma Sass Property. Pursuant to the fifth amending agreement, the term of the lease was extended to April 21, 2013. The total purchase price of the claims is US$1,500,000, which is payable in annual installments of $500 per claim until paid in full.

CORAL GOLD RESOURCES LTD
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended April 30, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

5.	EXPLORATION AND EVALUATION ASSETS (continued)

a)	Robertson Property (continued)

(i)	Core Claims – 100% interest (continued)

(e)  Northern Nevada Lease

The Company entered a mineral lease with respect to 12 claims, which form part of the core area of the Robertson Property with an indefinite term. The claims are subject to a 4% NSR for which the Company is required to make minimum annual advanced royalty payments in the amount of $9,600 per year throughout the term of the lease.

(f)   Carve-out Claims – 39% carried interest

By Agreement dated May 16, 1996, the Company granted Amax Gold Exploration Inc. (“Amax”) an option to purchase a 61% interest in 219 claims. Amax exercised the option by paying twice the amount the Company had incurred in exploration expenditures on the property. Under the terms of the Agreement, the Company has a 39% carried interest.

The Amax 61% interest was subsequently acquired by Cortez GML and is currently owned by Barrick Gold Corporation (“Barrick”).

(g)  Ruf Claims – 66.67% owned

By an amended option agreement dated September 13, 1995, the Company granted Levon Resources Ltd (“Levon”), a company related by common directors, an option to purchase a 50% interest in 58 claims including 23 Ruf, 24 Norma and 11 Sass Claims of which the Ruf claims form a portion of the Robertson Property and the Norma Sass claims constitute the Norma Sass Property. On December 31, 2002, the Agreement was amended whereby Levon earned a 33.33% interest in these claims. Expenditures incurred on the Ruf claims have been classified to Ruf and Norma Sass claims in the exploration expenditure table.

A third party holds a 3% NSR royalty from some of these mining claims, up to a limit of US$1,250,000.

b)	Norma Sass Property

The Company holds a 66.67% interest in the 35 Norma Sass mining claims located in the Bullion Mining District, Lander County, Nevada, pursuant to a mineral lease and option-to-purchase agreement. The remaining 33.33% interest is held by.

By way of an agreement dated September 25, 2008, the Company and Levon granted Barrick an option to acquire a 60% interest in these claims by incurring total exploration expenditures of at least US$3,000,000 in annual installments by December 31, 2014 as follows:

•	Incur US$250,000 on or before December 31, 2009 (completed);
•	Incur US$250,000 on or before December 31, 2010;
•	Incur US$500,000 on or before December 31, 2011;
•	Incur US$500,000 on or before December 31, 2012;
•	Incur US$600,000 on or before December 31, 2013; and
•	Incur US$900,000 on or before December 31, 2014.

CORAL GOLD RESOURCES LTD
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended April 30, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

5.	EXPLORATION AND EVALUATION ASSETS (continued)

b)
Norma Sass Property (continued)

Barrick may earn an additional 10% by incurring an additional US$1,500,000 by December 13, 2015. Barrick may earn an additional 5% by carrying the Company and Levon through to commercial production. Alternatively, at the time of earning either its 60% or 70% interest, Barrick may be given the option to buy-out the Company’s and Levon’s joint interest by paying US$6,000,000 and granting them a 2% NSR royalty. During the year ended January 31, 2011, Barrick elected to terminate the agreement.

Realization of Exploration and Evaluation Assets

The investment in and expenditures on exploration and evaluation assets comprise a significant portion of the Company’s assets. Realization of the Company’s investment in these assets is dependent upon the establishment of legal ownership, the attainment of successful production from the properties or from the proceeds of their disposal. Resource exploration and development is highly speculative and involves inherent risks. While the rewards if an ore body is discovered can be substantial, few properties that are explored are ultimately developed into producing mines. There can be no assurance that current exploration programs will result in the discovery of economically viable quantities of ore.

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.

Title to Exploration and Evaluation Assets Interests

Although the Company has taken steps to verify the title to exploration and evaluation assets in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title.  Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

Environmental

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters.  The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest.  The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company other than as disclosed in these condensed consolidated interim financial statements.

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions. If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

CORAL GOLD RESOURCES LTD
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended April 30, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

6.	PROPERTY AND EQUIPMENT

	Land	Vehicles	Computer Hardware	Equipment	TOTAL
	$	$	$	$	$
COST
Balance at January 31, 2011	102,834	6,920	5,926	436	116,116
Additions	-	-	-	3,023	3,023
Balance at January 31, 2012	102,834	6,920	5,926	3,459	119,139
Additions	-	-	-	-	-
Balance at April 30, 2012	102,834	6,920	5,926	3,459	119,139

ACCUMULATED DEPRECIATION
Balance at January 31, 2011	-	3,917	4,815	355	9,087
Depreciation	-	1,380	220	245	1,845
Balance at January 31, 2012	-	5,297	5,035	600	10,932
Depreciation	-	346	44	72	462
Balance at April 30, 2012	-	5,643	5,079	672	11,394

CARRYING VALUE
At January 31, 2011	102,834	3,003	1,111	81	107,029
At January 31, 2012	102,834	1,623	891	2,859	108,207
At April 30, 2012	102,834	1,277	847	2,787	107,745

CORAL GOLD RESOURCES LTD
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended April 30, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

7.	INVESTMENTS IN RELATED COMPANIES

At April 30, 2012, the Company held shares as follows:

	Number of Shares	Cost	Accumulated Unrealized Gain (Loss)	Fair Value

Available-for-sale shares:
Levon Resources Ltd.	967,571	$77,117	$571,156	$648,273
Mill Bay Ventures Inc.*	51,873	41,634	(38,522)	3,112

		$118,751	$842,255	$651,385

*Mill Bay Ventures Inc. effected a 10:1 consolidation during the year ended January 31, 2012.

At January 31, 2012, the Company held shares as follows:

	Number of Shares	Cost	Accumulated Unrealized Gain (Loss)	Fair Value

Available-for-sale shares:
Levon Resources Ltd.	967,571	$77,117	$880,778	$957,895
Mill Bay Ventures Inc.*	51,873	41,634	(38,523)	3,111

		$118,751	$842,255	$961,006

During the period ended April 30, 2012, the Company recognized an unrealized loss of $309,621 (April 30, 2011 - $828,999 unrealized gain), which is included in other comprehensive income (loss).

8.	RECLAMATION BONDS

Under the Bureau of Land Management of the United States (the “Bureau”), the Company is required to  old reclamation bonds that cover the estimated cost to reclaim the ground disturbed. As at April 30, 2012, the total reclamation deposits were $411,192 (US$416,228) (January 31, 2012 - $417,393 (US$416,228)).

The Company placed the funds in trust with a fully secured standby letter of credit lodged as collateral in support of the bond. Interest is accrued on the bond at a monthly weighted average rate of 0.001% (2012 - 0.07%).

9.	SHARE CAPITAL

a)	Authorized

Unlimited common shares without par value.  All shares outstanding are fully paid.

b)	Issued

During the period ended April 30, 2012, no options were exercised. During period ended April 30, 2011, 85,000 options were exercised for total proceeds of $44,450. The Company reallocated the fair value of these options previously recorded in the amount of 34,130 from the reserve for options to share capital

During the period ended April 30, 2012, no warrants were exercised. During the three months ended April 30, 2011, 100,000 warrants and 419,258 compensation options were exercised for total proceeds of $389,444. The Company reallocated the fair value of these options and warrants previously recorded in the amount of $88,727 from the Equity settled employee benefit reserve and Reserve for warrants respectively, to share capital.

CORAL GOLD RESOURCES LTD
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended April 30, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

9.	SHARE CAPITAL (continued)

c)       Share purchase warrants and compensation options

During the three month ended April 30, 2012, the expiry of date of the warrant issued pursuant to private placement that closed on April 1, 2010 were extended from April 1, 2012 to October 1, 2012.

On March 28, 2012, the TSX Venture Exchange granted approval to extend these warrants. As a result of these warrant amendments, the Company recorded an additional aggregate fair value compensation cost in the amount of $220,233 which has been estimated using the Black-Scholes option pricing model with the following assumptions for the fair value of the original warrants at the date of amendment and the fair value of the amended warrants at the date of the amendment respectively: risk-free interest rates of 4.43% and 1.970%, dividend yield of 0.00% and 0.00%, volatility of 114.59% and 128.75% and an expected life of 2.0 years and 0.50 years.

During the three month ended April 30, 2012, the expiry of date of the warrant issued pursuant to private placement that closed on April 23, 2010 were extended from April 23, 2012 to October 23, 2012.

On March 28, 2012, the TSX Venture Exchange granted approval to extend these warrants. As a result of these warrant amendments, the Company recorded an additional aggregate fair value compensation cost in the amount of $44,653 which has been estimated using the Black-Scholes option pricing model with the following assumptions for the fair value of the original warrants at the date of amendment and the fair value of the amended warrants at the date of the amendment respectively: risk-free interest rates of 1.970% and 1.430%, dividend yield of 0.00% and 0.00%, volatility of 127.70% and 88.39% and an expected life of 2.0 years and 0.50 years.

A summary of the share purchase warrants and compensation options transactions during the three months ended April 30, 2012 and the year ended January 31, 2012 is as follows:

	Underlying Shares	Weighted Average Exercise Price
Balance, January 31, 2011	6,998,547	$0.75
Exercised	(519,258)	$0.75
Expired	(15,169)	$1.17
Balance, January 31, 2011	6,464,120	$0.75
Exercised	-	-
Expired	-	-
Balance, April 30, 2012	6,464,120	$0.75

CORAL GOLD RESOURCES LTD
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended April 30, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

9.	SHARE CAPITAL (continued)

c)	Share purchase warrants and compensation options (continued)

Details of share purchase warrants outstanding as of April 30, 2012 and January 31, 2012 are:

	Exercise Price	Warrants Outstanding and Exercisable
Expiry Date	per Share	April 30, 2012	January 31, 2012
October 1, 2012	$0.75	4,709,120	4,709,120
October 23, 2012	$0.75	1,755,000	1,755,000
		6,464,120	6,998,547

d)	Stock options

The Company’s stock option plan provides for the granting of options to directors, officers, employees and consultants.  Under the terms of the option plan, options issued will not exceed 10% (2011 - 20%) of the issued and outstanding shares from time to time.  The option price under each option is not less than the discounted market price on the grant date.  The expiry date for each option is set by the Board of Directors at the time of issue and cannot be more than ten years after the grant date. All options vest 100% on the grant date unless a vesting schedule is set by the Board of Directors at the time of issue.

A summary of stock option transactions during the three months ended April 30, 2012 and for the year ended January 31, 2012, is as follows:

	Underlying Shares	Weighted Average Exercised Price
Options outstanding, January 31, 2011	3,293,000	$0.85
Exercised	(95,000)	$0.52
Expired	(683,000)	$1.24
Options outstanding, January 31, 2012	2,515,000	$0.76
Granted	1,055,000	$0.40
Cancelled	(50,000)	$1.00
Options outstanding, April 30, 2012	3,520,000	$0.65

CORAL GOLD RESOURCES LTD
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended April 30, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

9.	SHARE CAPITAL (continued)

d)	Stock options (continued)

Details of stock options outstanding and exercisable as at April 30, 2012 are as follows:

Number Outstanding	Exercise Price	Weighted Average Remaining Contractual Life (yrs)	Intrinsic Value	Expiry Date
25,000	$0.35	0.29	$0.03	August 13, 2012
550,000	$1.00	0.41	$0.00	September 26, 2012
200,000	$0.80	0.73	$0.00	January 21, 2013
50,000	$1.00	0.79	$0.00	February 14, 2013
10,000	$0.40	0.82	$0.00	February 22, 2013
15,000	$1.00	1.00	$0.00	May 1, 2013
90,000	$0.40	1.82	$0.00	February 22, 2014
565,000	$0.76	2.71	$0.00	January 13, 2015
595,000	$0.45	3.38	$0.00	September 17, 2015
465,000	$0.80	3.73	$0.00	January 21, 2016
955,000	$0.40	4.82	$0.00	February 14, 2017

3,520,000

Details of stock options outstanding as at January 31, 2012 are as follows:

Number Outstanding	Exercise Price	Weighted Average Remaining Contractual Life (yrs)	Intrinsic Value	Expiry Date
25,000	$0.35	0.53	$0.05	August 13, 2012
550,000	$1.00	0.65	$0.00	September 26, 2012
200,000	$0.80	0.98	$0.00	January 21, 2013
100,000	$1.00	1.04	$0.00	February 14, 2013
15,000	$1.00	1.25	$0.00	May 1, 2013
565,000	$0.76	2.95	$0.00	January 13, 2015
595,000	$0.45	3.63	$0.00	September 17, 2015
465,000	$0.80	3.98	$0.00	January 21, 2016

2,515,000

The number of options exercisable at January 31, 2012 is 2,515,000 with a weighted average exercise price of $0.76.

CORAL GOLD RESOURCES LTD
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended April 30, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

10.	SHARE-BASED PAYMENTS

During the three months ended April 30, 2012, The Company granted stock options to various directors, officers, employees, consultants, and investor relations of the Company to purchase up to a total of 1,055,000 common shares at a weighted average exercise price of $0.40 pursuant to the Company’s stock option plan. The options vest on dates ranging from the grant date to February 22, 2013. The options are exercisable on or before February 22, 2017.

The Company recorded total share-based payments of $555,112 (2011 - $43,054).

Option pricing requires the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates. The fair value of the options re-valued and granted to officers, directors, consultants and employees was calculated using the Black-Scholes model with following weighted average assumptions during the three months ended April 30:

	2012	2011
Weighted average assumptions:
Risk-free interest rate	1.41	1.73%
Expected dividend yield	-	-
Expected option life (years)	4.70	2.71
Expected stock price volatility	108.13%	93.11%

11.	RELATED PARTY TRANSACTIONS AND BALANCES

Related party transactions are measured at the estimated fair values of the services provided or goods received. Related party transactions not disclosed elsewhere in these condensed consolidated interim financial statements are as follows:

a)
Management transactions

Key management personnel include the members of the Board of Directors and officers of the Company, who have the authority and responsibility for planning, directing and controlling the activities of the Company. The remuneration of directors and officers during the three months ended April 30 was as follows:

	2012	2011
Salaries, bonuses, fees and benefits
Members of the Board of Directors	$29,250	$29,250
Other members of key management	11,935	9,950

Share-based payments
Members of the Board of Directors	175,967	-
Other members of key management	35,193	-
	$252,345	$39,200

CORAL GOLD RESOURCES LTD
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended April 30, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

11.	RELATED PARTY TRANSACTIONS AND BALANCES (continued)

b)	In the normal course of operations the Company transacts with companies related to its directors or officers. The following amounts are receivable from a related party:

	April 30, 2012	January 31, 2012
Levon Resources Ltd.	$26,517	$26,916

c)	In the normal course of operations the Company transacts with companies related to its directors or officers. The following amounts are payable to related parties:

	April 30, 2012	January 31, 2012
Directors	$3,000	$11,876
Oniva International Services Corp.	26,343	22,134
Sampson Engineering Inc.	3,027	3,615
	$32,370	$37,625

d)	Other related party transactions

The Company has a cost-sharing agreement to reimburse Oniva International Services Corp. (“Oniva”), as described in Note 11. The transactions with Oniva during the three months ended April 30 are summarized below:

	2012	2011
Salaries and benefits	$40,407	$35,550
Office and miscellaneous	29,226	17,463

	$69,632	$52,013

12.	RECLAMATION PROVISION

The Company’s reclamation provision relates to the reclamation work required by the Bureau to be performed on the Robertson Property.

Management estimates the total undiscounted inflation-adjusted amount of cash flows required to settle its reclamation provision to be approximately US$244,798 (January 31, 2012 - US$244,798), which is expected to be incurred during 2017 and 2018. The risk-free rate of 6% was used to calculate the present value of the reclamation provision.

A reconciliation of the reclamation provision is as follows:

	April 30, 2012	January 31, 2012
Beginning balance	$175,529	$168,158
Unwinding of discount	2,658	7,067
Change in estimates	-	-
Change in foreign exchange rate	(2,608)	304
	$175,579	$175,529

CORAL GOLD RESOURCES LTD
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended April 30, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

13.	COMMITMENTS

The Company has a cost-sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to   reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one-month’s notice by either party. Transactions and balances with Oniva are disclosed in Note 11.

14.	FINANCIAL INSTRUMENTS

The fair values of the Company’s advances receivable from a related party, other amounts receivable, accounts payable and advances payable to related parties approximate their carrying values due to the short-term nature of these instruments. Investment securities are accounted for at fair value based on quoted market prices. The carrying amount of reclamation deposits approximate their fair value as the stated rates approximate the market rate of interest.

The Company’s financial instruments are exposed to certain financial risk, credit risk, liquidity risk and market risk.

a)
Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash and cash equivalents is exposed to credit risk. The Company is not exposed to significant credit risk on amounts receivable (excluding HST).

The Company manages credit risk, in respect of cash and cash equivalents, by maintaining the majority of cash at high credit rated Canadian financial institutions.

Concentration of credit risk exists with respect to the Company’s cash and cash equivalents and reclamation deposits as the majority of the amounts are held with a single Canadian and US financial institution. The Company’s concentration of credit risk, and maximum exposure thereto, is as follows:

	April 30, 2012	January 31, 2012
Cash and cash equivalents held at major financial institutions
Canada – cash	$31,971	$110,921
Canada – Guaranteed Investment Certificate	836,529	1,161,529
US - cash	6,814	42,044

	875,314	1,314,494
Reclamation deposits held at major financial institution
US	411,192	417,393

Total cash and equivalents and reclamation deposits	$1,286,506	$1,731,887

CORAL GOLD RESOURCES LTD
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended April 30, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

14.	FINANCIAL INSTRUMENTS (CONTINUED)

b)
Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company has cash and cash equivalents at April 30, 2012 in the amount of $875,314 (January 31, 2012 - $1,314,494) in order to meet short-term business requirements. At April 30, 2012, the Company had current liabilities of $301,650 (January 31, 2012 - $183,426). Accounts payable have contractual maturities of approximately 30 days and are subject to normal trade terms.  Amounts due to related parties are without stated terms of interest or repayment.

c)	Market risk Market risk consists of interest rate risk, foreign currency risk and other price risk. These are discussed further below. Interest rate risk Interest rate risk consists of two components:

(i)
To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

The Company is exposed to interest rate price risk with respect to reclamation deposits as they bear interest at market rates. However, given the stated rates of interest are fixed, the Company is not exposed to significant interest rate price risk as at April 30, 2012 and January 31, 2012.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in foreign currency.

The Company is exposed to foreign currency risk with respect to cash, other amounts receivable, accounts payable and accrued liabilities, and amounts payable to related parties, as a portion of these amounts are denominated in US dollars as follows:

	April 30, 2012		January 31, 2012
Cash	US$	6,898	US$	41,926
Other amounts receivable		2,180		2,128
Advances receivable from a related party		26,841		26,841
Reclamation bonds		416,228		416,228
Accounts payable		(3,143)		(3,353)

Net exposure	US$	449,004	US$	483,770

Canadian dollar equivalent		$443,571		$485,125

CORAL GOLD RESOURCES LTD
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended April 30, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

14.	FINANCIAL INSTRUMENTS (continued)

c)
Market risk (continued)

Based on the net Canadian dollar denominated asset and liability exposures as at April 30, 2012, a 6% (January 31, 2012 - 6%) fluctuation in the Canadian/US exchange rate will impact the Company’s net loss and comprehensive loss by approximately $27,000 (January 31, 2012 - $29,000).

The Company manages foreign currency risk by minimizing the value of financial instruments denominated in foreign currency. The Company has not entered into any foreign currency contracts to mitigate this risk.

Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is exposed to other price risk with respect to its investment securities, as they are carried at fair value based on quoted market prices.

As at April 30, 2012, a 32% (January 31, 2012 - 68%) fluctuation in the fair value of investment securities based on the weighted average volatility of the underlying shares over the prior period would impact the Company’s OCI by $209,876 (January 31, 2012 - $564,200).

15.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and development of its properties and to maintain flexible capital structure for its projects for the benefit of its stakeholders. In the management of capital, the Company includes the components of shareholders’ equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or adjust the amount of cash and cash equivalents. Management reviews the capital structure on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company is not subject to externally imposed capital requirements.  There were no changes to the Company’s capital management during the period ended April 30, 2012.

16.    NET CHANGES IN NON-CASH WORKING CAPITAL

	April 30, 2012	April 30, 2011
Advances receivable from a related party	$399	$1,147
Other amounts receivable	(17,228)	(5,587)
Prepaid expenses	(9,666)	7,910
Accounts payable and accrued liabilities	(154,329)	(101,051)
Advances payable to related parties	(5,255)	25,589
	$(186,079)	$(71,992)

CORAL GOLD RESOURCES LTD
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended April 30, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

17.    SEGMENTED INFORMATION

The Company operates one operating segment, mineral exploration and development activities. The Company is in the exploration stage and, accordingly, has no reportable revenues for the period ended April 30, 2012 or the year ended January 31, 2012. All net losses for the period ended April 30, 2012 or 2011 are as a result of Canadian head office costs. Costs of US operations are capitalized to exploration and evaluation assets.

The Company has non-current assets in the following geographic locations:

	April 30, 2012	January 31, 2011
Canada	$3,635	$3,751
USA	18,723,768	17,997,474
	$18,727,403	$18,001,225